June 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

Re: Coatue Innovation Fund

File No. 811-21195

Ladies and Gentlemen:

On behalf of Coatue Innovation Fund (the “Fund”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.	Attached as Exhibit A is a copy of the Fidelity Bond and riders thereto for the Fund; and

2.	Attached as Exhibit B is an officer’s certificate certifying the resolutions approved by the Board of Trustees of the Fund, including a majority of the directors who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Fidelity Bond and the premium paid by the Fund.

The premium was paid for the period March 31, 2025 through July 30, 2026.

Sincerely,

/s/ Claire Jen
Claire Jen
Secretary
Coatue Innovation Fund

Exhibit A